Free Writing Prospectus

Filed Pursuant to Rule 433

Reg. Statement No. 333-173886

30 July, 2013

Barclays PLC 2013 Interim Results and Leverage Plan

Antony Jenkins, Group Chief Executive and Chris Lucas, Group Finance Director

Antony Jenkins, Group Chief Executive

Slide: Name Slide

Good morning and thank you for joining this call.

With me today are Chris Lucas, Barclays Finance Director and Charlie Rozes, our Head of Investor Relations.

You will by now have seen the announcements we issued this morning which cover our first half performance update, progress on Barclays’ Transform commitments, and the outcome of the discussions we have been having with the PRA on capital. I will focus my remarks this morning on the last of these matters.

Slide: Original Transform Commitments

As you know on the 12th of February, I shared the outcome of our comprehensive strategic review, our goal of becoming the ‘Go-To’ bank and our plans to get there – the Transform programme. We have been executing this plan at pace, and – just five months on – are making good progress. I will say more on that shortly.

At the same time, we set out a number of financial commitments, including in relation to capital. These commitments were primarily predicated on delivering against a risk-weighted ratio target. But our plans also involved improving our leverage ratio such that we would achieve a ratio of 3%, ahead of the anticipated CRD IV deadline.

Slide: PRA Capital Adequacy Review

On June 20th, the PRA announced the results of its review of the capital adequacy of major UK banks and building societies. We confirmed at the time that we expected to meet their requirement for an adjusted 7% fully-loaded CET 1 ratio by December 2013 through planned balance sheet actions and retained earnings generation. This expectation has not changed.

As part of the review, the PRA also introduced a 3% leverage ratio target. Over the past few weeks, Barclays has discussed a number of options with the PRA to meet the target and was asked to submit a plan to achieve the target by June 30, 2014. This plan has now been agreed by the PRA as you can see from their statement.

Slide: Leverage ratio movements

We reported today a CRD IV leverage ratio as at June 30th of 2.5%. This is down from the estimate of 2.8% as at the end of December 2012. The increase in leverage exposure arises primarily from clarifications in the final CRD IV text, published on June 26th, rather than an underlying move in exposures.

The PRA has also applied CET1 adjustments of £4.1 billion pounds, which no longer include provisions for conduct, given the £2 billion pounds of provisions announced today. This equates to a gap of £12.8 billion pounds between our current PRA Leverage Ratio of 2.2% and the target of 3%.

Slide: Barclays’ Leverage Plan

After careful consideration of the options, my judgement is that Barclays should respond quickly and decisively to the new leverage requirement in order to reduce uncertainty in the outlook for Barclays.

I have therefore, with the full support of the Chairman and the Board, developed a balanced plan to meet the target – and we intend to execute that plan immediately.

With the increased financial strength which we believe our actions deliver for Barclays, we can continue to focus on delivering our Transform programme, and on building the ‘Go-To’ bank for all our stakeholders.

The plan we have agreed has four elements:

The first element of our plan is to raise approximately £5.8 billion pounds of equity, net of expenses. That process begins today.

Slide: Rights issue detail

Existing shareholders will be given pre-emptive rights to buy the new shares in this exercise, at an offer price of £1.85.

I am pleased that the offering has been underwritten by Credit Suisse, Deutsche Bank, Bank of America Merrill Lynch and Citigroup.

We expect to publish a prospectus, subject to UK Listing Authority approval, in September, to formally launch the Rights Issue.

Slide: Barclays Leverage Plan

Second, we will take several actions to reduce the size of our leverage balance sheet by £65 to 80 billion pounds by June 2014 through already identified measures. This equates to approximately £2 to 2.5 billion pounds of capital. These actions are not expected to have a material impact on revenue, or on our ability to support the real economy through lending.

They include reductions in:

•	the liquidity pool by £15 to 20 billion pounds;

•	the CRD IV exposure measure for securities financing transactions of £20 to 25 billion pounds; and

•	the CRD IV Potential Future Exposure measure generated by the derivatives portfolio, leading to a £30 to 35 billion pound reduction.

Again, these actions will not have a material impact on revenue or on customer and client relationships. We believe that they have low execution risk and contribute £2 to 2.5 billion pounds capital equivalent toward meeting the 3% PRA Leverage Ratio target.

Now I know that there are some who will question whether we could reduce the balance sheet further. To be clear, we are not stopping here but we believe that a more aggressive reduction in the balance sheet would in the short term significantly damage our franchise and not be in the long term interests of shareholders.

We are continuing our analysis and scrutiny of the balance sheet, particularly in the Investment Bank, as part of the on-going review of returns across our businesses, taking into account evolving regulation. We will update you on this work and its outcomes in due course.

In the third part of our leverage plan, the PRA has approved the use of CRD IV compliant AT1 contingent capital with a fully-loaded CET1 trigger of 7% towards the PRA Leverage Ratio target.

You may recall that we announced previously our intention to build a layer of contingent capital equivalent to 2% of RWAs, which we started to do last year. This aspect of our leverage plan continues these actions and includes the issuance of up to £2 billion pounds of these instruments by June 2014, in tranches and at times to be determined based on market conditions.

Lastly, as a result of the conduct provisions announced today, we believe that we have strengthened our ability to retain earnings and generate capital going forward.

I believe the combination of these four elements:

•	the equity raising,

•	a prudent reduction of our leverage balance sheet,

•	issuance of contingent capital, and

•	retention of earnings,

….represents the right mix and balance to meet the leverage target we have been requested to achieve by June 2014.

I also believe that Barclays should respond quickly and decisively to meet this target. Delaying action will only prolong uncertainty and distract from delivery on the rest of the Transform programme.

As a result of these actions, we expect Barclays PRA Leverage Ratio to be above 3% by June 2014.

We are aware of the implications of a rights issue on our shareholders. However, looking further out, we believe there are tangible benefits from taking decisive action now.

First, as I said earlier, we believe the plan will reduce uncertainty for shareholders.

Capital concerns have been a significant variable that have impacted the valuation of Barclays and so too have conduct risks.

Second, by mixing balance sheet reduction with raising capital, the plan allows us to remain a committed lender to the real economy.

Slide: Revised Transform financial commitments

Third, as a result of today’s equity raising, we will see an acceleration in meeting two out of the six financial commitments we made as part of the Transform programme, namely those relating to capital ratios and dividends.

Our fully-loaded CET 1 ratio, adjusted for the rights issue, was estimated at 9.3% at June 2013. It is expected to increase during the second half of 2013, with achievement of our targeted 10.5% fully-loaded CET1 ratio early in 2015, ahead of our original plan.

The Transform programme also envisaged a dividend payout ratio of 30% over time.

We now target a payout ratio between 40% and 50% in respect of 2014 and beyond, whilst maintaining our capital buffers and continuing to invest for growth.

For 2013, we anticipate maintaining a dividend payout at the same level per share as that of 2012.

As you would expect, these will be subject to meeting applicable minimum regulatory requirements.

We remain on track to meet three more of the six financial commitments made as part of the Transform programme:

Reducing our cost base by net £1.7 billion pounds between now and 2015 to £16.8 billion pounds, excluding costs to achieve,

Taking our cost to income ratio for the group to the mid-50s; and

Reducing Basel III RWAs by £75 billion pounds gross by 2015 to £440 billion pounds

The final commitment we set out in February is to generate a sustainable return on equity above the cost of equity in the course of 2015. We are now targeting this to be achieved in the course of 2016, as a consequence of the limited ability we have to deploy the capital raised in high return areas in the short term.

This change is disappointing of course, but I want to be realistic in my assessments, and the revised timeframe is achievable based on current plans. I can assure you that we will relentlessly pursue further actions to enhance shareholder returns to improve on this target wherever possible.

When I presented the Transform programme to investors in February, I said that our path would not be an easy one and that I saw four risks to achieving our plans:

•	a major macroeconomic downturn,

•	legacy issues,

•	failure to execute the plan properly, and

•	significant unexpected change in regulation.

The current circumstance falls in the last of these brackets, but we are managing it such that we are able to maintain five of the six financial commitments made in February, with a modest delay on the RoE target.

Barclays will be stronger for having taken this decisive action today, and our goal of becoming the ‘Go-To’ bank for all our stakeholders will be even more attainable.

I want to turn now briefly to our performance in the first half and to progress on delivering our Transform targets, as they are an important indication of the underlying strength of the business.

Slide: H113 financial progress

The first half results demonstrate continued momentum and progress in the execution of Transform with an adjusted profit before tax of £3.6 billion pounds. This excludes an additional £1.35 billion pounds in respect of PPI redress and an additional £650 million pounds for Interest Rate Hedging Products. This takes the total provision Barclays has made for both issues to £5.45 billion pounds, of which nearly £3 billion pounds is unspent, reducing uncertainty for shareholders around these conduct risks.

Costs remain a critical component of the commitments and we expect to incur £1.2 billion pounds of costs to achieve Transform in 2013, having recognised £640 million pounds in the first half of the year, focussing on restructuring in the Investment Bank and Europe Retail and Business Banking. This increase of £200 million pounds from earlier guidance is only an acceleration of future CTA; the total planned CTA remains £2.7 billion pounds.

Adjusted return on equity, excluding costs to achieve, was 9.5%, driven by continued momentum across the businesses, in particular, the Corporate and Investment Bank, Barclaycard and UK Retail and Business Banking.

We continue to make good progress in running down legacy assets in a manner which is positive for shareholders. In the first half we reduced our Quadrant 4 ‘Exit’ assets by the equivalent of just over £25 billion pounds of CRD IV risk-weighted assets, out of the nearly £94 billion pounds originally identified.

Chris will say more about the results in a minute.

Slide: Other Transform progress in H113

Our businesses have made progress against their other strategic review commitments. For example Barclaycard has recruited 900,000 net new customers in the half. In Europe Retail, restructuring is well underway, with union negotiations completed in Spain, Portugal and Italy. And in the UK, mortgage market share has improved to 9.9% at the end of the half.

Our commitment to lend has not faltered and we provided approximately £42 billion pounds of FLS-eligible gross new lending to UK households and businesses in the half.

We are also making good progress in implementing our non-financial commitments.

We have focused on embedding our purpose and values across the organisation since they were launched in January, and I am pleased to announce that 95% of our employees – 133,000 people globally – have now participated in a half-day workshop on Values. The remainder will do so in the next few weeks.

I want to take the opportunity to thank all of my colleagues for their enthusiastic engagement with the purpose and values, and for their unfailing commitment to Barclays success.

We have also launched our Balanced Scorecard, applying it first across the Senior Leadership Group, before rolling it out to the rest of Barclays during 2014. This sees us measure performance in a more holistic way, also taking account of how we live our purpose and values. This new approach to how we measure performance is critical to our future success and to affecting the cultural shift we are pursuing.

The performance reported today demonstrates the underlying strength of Barclays. It is early days, and there is a long way to go, but we are making good progress towards our goal of becoming the ‘Go-To’ bank for all our stakeholders.

Before handing over to Chris, I want to reiterate that it is in Barclays and our shareholders’ interests that I should be decisive and swift in addressing this regulatory requirement. And that is what I have done.

Chris – over to you.

Slide: 2013 Interim Results

Chris Lucas, Group Finance Director

Thanks Antony and good morning.

We’re reporting solid results today, demonstrating the ability of the business to generate earnings.

Despite a challenging macroeconomic environment, income in our larger businesses remains resilient and we continue to maintain or strengthen our competitive positions.

Impairment has continued to improve. This reflects both our conservative risk appetite and the quality of our risk management.

Costs remain well controlled. Excluding Transform charges, we’ve reduced operating expenses, and our cost income ratio is moving well in the direction of our 2015 target.

As you heard from Antony, enhancing our financial strength remains a central focus, and we continue to make steady progress adapting to the new regulatory environment. The plans we’ve announced this morning will further strengthen our capital and leverage position.

Our financial performance should be viewed in light of the progress we’ve made with our Transform programme. We’ve incurred significant restructuring costs, especially in Europe RBB and the Investment Bank, and we’ll be investing in the second half in order to build long term competitive advantage. Both restructuring and investment are essential to achieving our 2015 targets, but this will impact our numbers in the intervening period.

As usual, I’m using adjusted numbers today because they give a better understanding of business performance. We have not adjusted for the Transform charges, but we will highlight the effect of these costs on key performance metrics. The main adjustments are own credit, and additional provisions for PPI and interest rate swaps announced today.

In general, my comments compare the first half of this year with the same period last year.

Turning now to the headlines.

Slide: Adjusted Financial highlights

We’re reporting adjusted profit of £3.6 billion, which is a reduction of £748 million. This mainly reflects Transform charges of £640 million.

Total income was down 3% at £15.1 billion.

Impairment improved 5% to £1.6 billion, and we continued to reduce costs, which were 4% lower at £9.1 billion, excluding Transform charges.

Slide: Adjustments to profit before tax

This slide shows the adjustments to statutory numbers.

Own credit is a small gain in contrast to a charge of £2.9 billion last year.

As Antony mentioned earlier, we’ve made further provisions of £1.35 billion for PPI. We feel we’re now well provisioned and expect any further costs to be handled as part of our normal operations. £2.3 billion of the total PPI provision had been used at the end of June, leaving a residual provision of £1.65 billion.

We’ve also made an additional provision of £650 million for interest rate hedging products, following a review of a larger sample of customer claims.

Slide: Adjusted performance measures

Return on equity decreased from 10.6% in the first half last year, to 7.8% in the first half this year. The reduction is largely the result of Transform which will help us achieve our 2015 financial targets. Without the Transform charges, Return on Equity would have been 9.5%.

The Group’s cost income ratio increased from 61 to 65%, entirely due to Transform.

Adjusted earnings per share decreased to 16.2 pence, and we’ve announced a cash dividend for the second quarter of one pence. We anticipate a dividend payout for the remainder of 2013 at the same level per share as 2012, and expect to increase the dividend payout ratio to between 40 and 50% from 2014, as Antony said earlier.

Looking at capital, our Core Tier 1 ratio increased to 11.1% on a Basel 2.5 basis, reflecting both retained earnings and the exercise of warrants.

Slide: Adjusted PBT by Cluster

We’ve given you detailed information about the performance of the individual businesses in the results announcement this morning, so I’d like to focus on key trends on this call.

Before I do that, I’ll talk about adjusted profits by business to set the context.

In UK Retail and Business Banking, profits improved 7% to £632 million, as cost savings outweighed some increases in impairment.

In Europe RBB, the loss increased by £561 million to £709 million. This included costs to achieve Transform of £356 million as well as an increase in other net expenses relating to contractual obligations to trading partners impacted by our restructuring plans.

Profits in Africa RBB increased 16% to £212 million, despite currency depreciation. This was mainly due to lower credit impairment provisions in the South African home loans recovery book.

Barclaycard grew 3% to £775 million, driven by the US and UK card portfolios.

Profits in the Investment Bank increased 7% to £2.4 billion, and in the Corporate Bank they improved 29% to £402 million driven by lower impairment.

Wealth and Investment Management profits decreased by £52 million, largely as a result of Transform charges and higher credit impairment.

The loss in Head Office was £157 million due to higher than expected deposit inflows.

Slide: Investment Bank

Given the scale of contribution from the Investment Bank, I’d like to take you through their performance in detail.

Total income was stable at £6.5 billion - this is a good performance given the strong start to last year.

Impairment increased to £181 million, mainly due to a provision made in relation to Canadian litigation.

We reduced costs by 3% to £3.9 billion. This included a Transform restructuring charge of £168 million as we reduced the size of our equities and investment banking operations in Asia and Europe. As we told you in April, we expect headcount to come down by 1,600 in Investment Banking.

The cost income ratio improved from 63 to 61%, and the compensation to income ratio was 39%. We continue to target a compensation to income ratio in the mid 30’s by 2015.

The Return on Equity was 15.4%, up from 13.4% in the first half last year.

Slide: Investment Bank Quarterly Income progression – overall

Looking at the quarterly income progression, total income of £3 billion was 13% down on a strong first quarter and stable compared to the second quarter last year.

This income was achieved despite an 11% reduction in RWA’s year on year to £169 billion.

Slide: Investment Bank Quarterly Income progression – by sub-segment

Breaking quarterly income down in more detail.

Fixed Income, Currencies and Commodities decreased 37% to £1.4 billion; This performance was due to: small losses on assets we plan to exit versus gains in the first quarter, markets in Europe being generally weaker than the US, and our business model which tends to outperform in weak markets and underperform in strong markets.

Equities and Prime services grew 17% to £825 million, reflecting both improved volumes and share gains.

Investment Banking advisory income was down 5% at £528 million. We also had a £259 million positive fair value adjustment in connection with Lehman assets in the second quarter.

This was reported in the category of Principal Investments.

Slide: Income by cluster

I’d like to talk now about the key trends in our financial performance, starting with income.

Income for the Group was down 3% to £15.1 billion. There was positive momentum in UK RBB, Wealth and Barclaycard which were up 1, 4 and 11% respectively.

There was also a good performance in UK Corporate Banking. Africa RBB was down 9% in sterling but was stable on a constant currency basis, and Europe RBB remained weak, with income down 7%.

Income in the Investment Bank was stable.

Head Office income declined as a result of increased deposit inflows across the Group in the first half. Rebalancing our funding mix towards retail deposits is in line with our strategy, but we were more successful than expected and this has left some of the income expense in Head Office.

Slide: Net Interest Margin

Moving on to look at margins.

Overall net interest margin declined 9 basis points to 177 basis points. Customer generated margin in our Retail, Corporate Banking and Wealth businesses fell 6 basis points to 160. The structural hedge declined 3 basis points to 17.

Increased business volumes more than offset the customer margin contraction, especially on the liability side, so that net interest income generated from customers was up 4% at £5.1 billion.

Total net interest income grew 2% to £5.6 billion.

Slide: Impairment

I’ll talk now about impairment, which improved 5% to £1.6 billion, with significantly lower charges in the Corporate Bank and Africa RBB. UK RBB increased to £178 million. This was mainly due to the non-recurrence of 2012 releases in unsecured lending and mortgages.

In Europe, charges were up 14% to £142 million due to movements in exchange rates and a deterioration in recoveries. Mortgage impairment trends are stable in both Spain and Italy, and have improved slightly in Portugal.

Increases in Barclaycard were due to portfolio growth, including acquisitions, as well as the non recurrence of releases in 2012. Loan loss rates in the UK and US were broadly stable In South Africa they increased, partly due to a portfolio acquisition.

The performance of our major credit portfolios continues to be resilient, despite the macro-economic environment.

We expect overall impairment trends to continue in the second half, and the Group loan loss rate to be reasonably steady.

Slide: Cost analysis

Turning to costs.

Overall costs increased 3% to £9.8 billion, but if you exclude Transform charges of £640 million, they were down 4%.

Excluding the Transform charges, we reduced performance costs by 10% to £1.3 billion and non-performance costs by 3% to £7.9 billion.

Looking at the Transform charge in more detail, £356 million is in Europe Retail and Business Banking, and £169 million is in the Investment Bank, with the rest spread across other businesses.

The charge in the first half breaks down into restructuring costs of £593 million, and an initial investment of £47 million, intended both to reduce our cost base and improve customer propositions.

We plan for further Transform charges in the region of four to five hundred million in the second half, mostly focussed on investment, and we expect overall payback in about two and half years.

Moving on now to capital, liquidity and funding.

Slide: Capital, Liquidity and Funding

Our Core Tier 1 ratio increased to 11.1% on a Basel 2.5 basis, reflecting retained earnings and the exercise of warrants. RWAs were broadly flat, despite currency movements.

Our liquidity position remains strong, with a pool of £138 billion. We had a liquidity coverage ratio of 111% at the end of June, based on Basel 3 standards. Our Net Stable Funding Ratio increased 1% to 105%.

We aim to fund our retail banking, corporate banking and wealth businesses predominantly with customer deposits. The loan to deposit ratio for these businesses improved significantly from 110 to 102%. This has reduced our term wholesale funding requirements.

We’ve issued $1 billion of Tier 2 contingent convertible debt year to date. This level of issuance reflects our strong deposit inflows, the pre-funding we did in 2012, partly through the funding for lending scheme, and the deleveraging of our balance sheet.

Slide: Core capital ratios

As you’d expect, we’ve updated our Basel 3 ratios based on current expectations.

Our latest estimates show a Transitional Common Equity Tier 1 ratio of 10% for the end of June. This is based on the transitional methodology in place since the first quarter. Our fully loaded ratio was 8.1%, compared to 8.2% at the beginning of the year. This is the result of capital being impacted by an increase in both our PVA adjustment and in deferred tax assets. Adjusted for the rights issue, our fully loaded ratio increases to 9.3%. We expect to get to 10.5% on a fully loaded basis early in 2015. Detailed calculations are in the appendix to the slide pack.

In terms of risk weighted ratios, we believe we’re well capitalised, and our announcement this morning sets out a clear path to meet the PRA’s leverage requirements.

As far as outlook is concerned, we continue to remain cautious about the environment in which we operate and we remain focused on costs, capital, leverage and returns, in order to drive sustainable performance.

Slide: 2013 Interim Results and Leverage Plan

So in summary, we’re reporting solid results this morning. We’ve made a strong start to our Transform programme which will help us deliver our 2015 targets, though it also impacts our financial performance in the intervening period. Despite a challenging operating environment, the underlying performance of the business continues to build momentum.

Thanks very much – I’ll hand back to Antony now.

Antony Jenkins, Group Chief Executive

I’m afraid we must draw our call to a close at this point.

In conclusion I would sum up what we have announced this morning in three parts:

First, a really solid performance in the half, with our underlying business in good health.

Second, encouraging early progress in our Transform programme, with delivery already apparent in areas such as RWA reduction and on costs. We are on track to deliver the plan we announced in February.

Third, bold and decisive action in response to a change in circumstances:

•	Action which will ultimately leave Barclays a much stronger institution;

•	Action which significantly reduces uncertainty around our business;

•	and action which will make our goal of becoming the ‘Go-To’ Bank even more attainable.

Our Investor Relations team stand ready to assist with any more questions you have, and I look forward to meeting with our investors in the coming days to explain the benefits of our plans further.

With that, I’ll close this call. Thank you.

Important Notice

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Information in this document in relation to the rights issue is not for publication, release or distribution, directly or indirectly, in whole or in part, in or into any jurisdiction in which it would be unlawful to do so. The distribution or release, directly or indirectly, of this document or information referred to herein other than in the United Kingdom may be restricted by law and therefore persons into whose possession this document and/or any related documents comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.

This document is an advertisement and does not constitute a prospectus or a prospectus equivalent document and is for information purposes only and does not constitute or form part of any offer or invitation to sell, or an invitation to induce an offer or issue, or any solicitation of any offer to acquire any securities of Barclays, in any jurisdiction in which such an offer or solicitation is unlawful. You should not subscribe or purchase any securities exception the basis of the information in the prospectus, which is to be published in due course.

Notice to US investors and ADS holders. In the United States, the rights issue will be made pursuant to a U.S. prospectus that Barclays expects to file with the US Securities and Exchange Commission (the “SEC”) in September 2013. The U.S. prospectus will describe, among other things, how ADS holders will be able to participate in the rights issue. Barclays has filed a registration statement on Form F-3 (including a base prospectus) (Registration No. 333-173886) with the SEC relating to its ordinary shares and for the offering to which this document relates. Before you invest, you should read the base prospectus in that registration statement, as it may be amended from time to time, the U.S. prospectus (when it is filed) and other documents Barclays has filed, and will file, with the SEC for more complete information about Barclays and the rights issue. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by accessing Barclays website at www.barclays.com. Alternatively, copies of the base prospectus and, when available, the U.S. prospectus may be obtained by contacting Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone (888) 603-5847 or e-mail a request to barclaysprospectus@broadridge.com.

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays Group’s (the “Group”) plans and its current goals and expectations relating to its future financial condition and performance.

Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may,” “will,” “seek,” “continue,” “aim,” “anticipate,” “target,” “expect,” “estimate,” “projected,” “intend,” “plan,” “goal,” “believe,” “achieve” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairments, charges, business strategy, capital ratios, leverage, payment of dividends, including dividend pay-out ratios, projected levels of growth in the banking and financial markets, projected costs, original and revised commitments and targets in connection with the Transform programme, deleveraging actions (including the Leverage Plan), estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, U.K. domestic, Eurozone and global macroeconomic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and foreign exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued securities, volatility in capital markets, particularly as it may affect the timing and cost of planned capital raisings, the policies and actions of governmental and regulatory authorities (including, among others, requirements regarding capital and Group structures, regulatory approval for any dividend it proposes, and the potential for one or more countries exiting the Eurozone), changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (“IFRS”) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS and prudential capital rules, the outcome of current and future legal proceedings, future levels of conduct provisions, the success of future acquisitions and other strategic transactions and the impact of competition, a number of which factors are beyond the Group’s control. As a result of these uncertain events and circumstances, the Group’s actual future results, dividend payments and capital and leverage ratios may differ materially from the plans, goals and expectations set forth in such forward-looking statements. The list above is not exhaustive and there are other factors that may cause the Group’s actual results to differ materially from the forward-looking statements contained in this announcement. Additional risks and factors are identified in Barclays filings with the SEC, including in the Barclays PLC and Barclays Bank PLC Annual Report on Form 20-F for the fiscal year ended 31 December 2012, which is available on the SEC’s website at http://www.sec.gov. You are also advised to read carefully the additional risks and other factors that will be identified in the applicable U.K. prospectus and the applicable U.S. prospectus before making any investment decision in the rights issue.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the Prudential Regulation of growth in the banking and financial markets, projected costs, commitments in connection with the Transform Programme, estimates of capital Authority, the Financial Conduct Authority, the London Stock Exchange plc (the “LSE”) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC.

Nothing in this document is intended, or is to be construed as a profit forecast or to be interpreted to mean that earnings per Barclays share for the current or future financial years will necessarily match or exceed the historical published earnings per Barclays share.

Certain non-IFRS measures

This document includes certain non-IFRS measures. These non-IFRS measures are important to understanding the background of, and rationale for, the rights issue as well as the Group’s capital and leverage position in light of the implementation of CRD IV and requirements of the Prudential Regulation Authority (“PRA”). The CRD IV-based measures have been calculated on the basis of the Group’s current interpretation of CRD IV. These regulatory measurements are not yet in force and are not yet required to be disclosed by the Group and, as such, represent non-IFRS measures. Measures presented on a “transitional” basis are calculated by taking into account the FSA’s statement on CRD IV transitional provisions in October 2012, assuming they were applied as at 30 June 2013. Measures presented on a “fully loaded” basis are calculated without applying CRD IV transitional provisions and assume that the phase-in of the transitional provisions is complete and all of CRD IV applied in the form that the Group currently expects it to apply. The final impact of CRD IV is dependent on technical standards to be finalised by the European Banking Authority and on the final UK implementation of the rules. The Group’s interpretation of CRD IV and the basis of the Group’s calculation of CRD IV-based measures may be different from those of other financial institutions. This document includes the following CRD IV-based metrics, which are described in more detail in the Group’s 2013 Interim Results and Leverage Plan presentation dated 30 July 2013 to which this script relates (“Results and Leverage Plan Presentation”) and in the Group’s announcement (Barclays PLC Announces Leverage Plan) dated 30 July 2013.

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CRD IV CET1 capital on a transitional and fully loaded basis. See the “Estimated Impact of CRD IV – Capital and RWAs” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV CET1 capital to Core Tier 1 capital, which is calculated on the basis that currently applies to the Group under applicable regulatory requirements.

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CRD IV risk weighted assets (“RWAs”) on a transitional and fully loaded basis. See the “Estimated Impact of CRD IV – Capital and RWAs” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV RWAs to RWAs as calculated on the basis that currently applies to the Group under applicable regulatory requirements.

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CRD IV CET1 ratio on a transitional and fully loaded basis, which represents CRD IV CET1 capital divided by CRD IV RWAs. See the “Estimated Impact of CRD IV– Capital and RWAs” table in the Results and Leverage Plan Presentation for a reconciliation of the components of the CRD IV CET1 ratio to the respective components of Core Tier 1 ratio, as calculated on the basis that currently applies to the Group under applicable regulatory requirements.

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CRD IV leverage exposure on a fully loaded basis. CRD IV leverage exposure makes certain adjustments to Total assets under IFRS in accordance with the Group’s interpretation of CRD IV requirements. See the “Movements in CRD IV and PRA leverage ratios” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV leverage exposure to Total assets under IFRS.

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CRD IV leverage ratio on a fully loaded basis, which represents CRD IV CET1 capital divided by CRD IV leverage exposure. See the “Estimated Impact of CRD IV – Capital and RWAs” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV CET1 capital to Core Tier 1 capital, and see the “Movements in CRD IV and PRA leverage ratios” table in the Results and Leverage Plan Presentation for a reconciliation of CRD IV leverage exposure to Total assets.

With respect to the metrics reflecting the PRA adjustments – PRA-adjusted fully loaded CET1 capital and PRA leverage ratio – referred to in this document, these metrics apply the PRA adjustments to the Group’s fully loaded CRD IV CET1 capital and CRD IV leverage ratio, respectively.

Reconciliations of the PRA-adjusted fully loaded CET1 capital to the Group’s CRD IV CET1 capital on a fully loaded basis and of the PRA leverage ratio to the Group’s CRD IV leverage ratio are shown in the table entitled “Movements in CRD IV and PRA leverage ratios” in the Results and Leverage Plan Presentation.

This document also includes certain non-IFRS measures in connection with the Group’s results for the half-year ended 30 June 2013. Barclays management believes that the non-IFRS measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Key non-IFRS measures included in this document, and the most directly comparable IFRS measures are described below. Quantitative reconciliations of these measures to the relevant IFRS measures are included in Exhibit 99.1 of the Group’s Form 6-K filed with the SEC on 30 July 2013 with respect to the Group’s half-year results, and such quantitative reconciliations are incorporated by reference into this document.

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Adjusted profit/(loss) before tax is the non-IFRS equivalent of profit/(loss) before tax as it excludes the impact of own credit; gains on debt buy-backs; impairment and disposal of the investment in BlackRock, Inc.; the provision for Payment Protection Insurance redress payments and claims management costs (“PPI redress”); the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress); goodwill impairments; and gains and losses on acquisitions and disposals. The regulatory penalties relating to the industry-wide investigation into the setting of interbank offered rates have not been excluded from adjusted measures.

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Adjusted attributable profit represents adjusted profit/(loss) after tax less profit attributable to non-controlling interests. The comparable IFRS measure is profit attributable to equity holders of the parent.

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Adjusted income and total income/(expense) net of insurance claims on an adjusted basis represents total income/(expense) net of insurance claims excluding the impact of own credit and gains on debt buy-backs.

•	Adjusted operating expenses represents operating expenses excluding the provision for PPI redress, provision for interest rate hedging product redress and goodwill impairment.

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Adjusted cost: income ratio represents cost:income ratio excluding the impact of own credit, gains on debt buy-backs, gain on disposal of strategic investment in BlackRock, Inc., the provision for PPI redress, provision for interest rate hedging product redress, and goodwill impairment. The comparable IFRS measure is cost: income ratio, which represents operating expenses to income net of insurance claims.

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Adjusted basic earnings per share represents adjusted profit attributable to equity holders of the parent divided by the basic weighted average number of shares in issue. The comparable IFRS measure is basic earnings per share, which represents profit after tax and non-controlling interests, divided by the basic weighted average number of shares in issue.

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Adjusted return on average shareholders equity represents adjusted profit attributable to equity holders of the parent divided by average equity. The comparable IFRS measure is return on average shareholders equity, which represents profit after tax and non-controlling interests, divided by average equity.

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Adjusted return on average tangible shareholders equity represents adjusted profit attributable to equity holders of the parent divided by average tangible equity. The comparable IFRS measure is return on average tangible shareholders equity, which represents profit after tax and non-controlling interests, divided by average tangible equity.

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Adjusted return on average risk weighted assets represents adjusted profit after tax, divided by average risk weighted assets. The comparable IFRS measure is return on average risk weighted assets, which represents profit after tax divided by average risk weighted assets.

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Adjusted gross leverage is a non-IFRS measure representing the multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets adjusted to allow for derivative counterparty netting where the Group has a legally enforceable master netting agreement, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. This measure has been presented as it provides for a metric used by management in assessing balance sheet leverage. Barclays management believes that disclosing a measure of balance sheet leverage provides useful information to readers of Barclays financial statements as a key measure of stability, which is consistent with the views of investors. The comparable IFRS measure is the ratio of total assets to total shareholders equity.